1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR DECEMBER 2023 Signy, Switzerland, January 11, 2024 Fresh data from Global Blue reveals that the global dynamic recovery for Tax Free Shopping has remained solid across Continental Europe and Asia Pacific compared to previous months. Globally, issued Sales in Store like-for-like recovery reached 130%1 in December versus 125%1 in October/November and 123%1 in Q3 ’23. A sustained recovery in Continental Europe In Continental Europe, the recovery remains solid reaching 121%1 in December vs. 117%1 in October/November and 119%1 in Q3 ’23, despite the events in Palestine. Excluding Mainland Chinese and Russian shoppers, (who represented 25% and 8% of Sales in Store in the region in 2019), the recovery would have reached 154%1 in December vs. 153%1 in October/November and 157%1 in Q3 ‘23. In terms of origin markets, US shoppers have sustained a strong level of recovery, reaching 246%1 in December, consistent with October/November at 249%1 and Q3 ’23 at 258%1. GCC shopper recovery also remains solid at 230%1 in December, vs. 248%1 in October/November and 200%1 in Q3 ‘23. Regarding destination markets, December has maintained a stable recovery across most destinations with Greece at 165%1, France at 145%1, Spain at 143%1, Switzerland at 133%1, and Italy at 119%1. A steady recovery in Asia Pacific In Asia Pacific, the recovery rate remains solid, reaching 151%1 in December vs. 149%1 in October/November and 134%1 in Q3 ‘23 with Japan driving the acceleration in this region. When excluding Mainland Chinese shoppers (who represented 55% of Sales in Store in the region in 2019), the recovery would have reached 198%1 in December vs. 196%1 in October/November and 169%1 in Q3 ‘23. Regarding origin markets, residents from Hong Kong and Taiwan and North East Asia continue to drive the strong recovery in Asia Pacific. Notably, travelers from Hong Kong and Taiwan sustained a significantly high recovery, reaching 512%1 in December vs. 555%1 in 1 Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).

October/November and 448%[1] in Q3 '23. Following behind are North East Asia travelers, with a recovery rate of 336%[1] in December vs. 306%[1] in October/November and 203%[1] in Q3 '23.

When examining **destination markets**, Japan continues to propel in Asia Pacific due to the attraction of the weakened Japanese Yen, reaching 231%[1] in December, followed by South Korea at 106%[1].

Worldwide recovery of Mainland Chinese shoppers

In December, the worldwide Sales in Store like-for-like recovery of Mainland China shoppers reached 82%[1] vs. 77%[1] in October/November and 70%[1] in Q3'23.

Within **Continental Europe**, the Sales in Store like-for-like recovery among Mainland China shoppers has remained in line with previous months, bearing in mind that constraints such as the lead time required for visa issuance and limited group travel were still present in December. The recovery reached 58%[1] in December vs. 57%[1] in October/November and 45%[1] in Q3 '23.

In **Asia Pacific**, the pace of the recovery has remained solid, reaching 104%[1] in December in line with October/November at 105%[1] and Q3 '23 at 105%[1].

APPENDIX

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	December 2023	November 2023	October 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Continental Europe	121%	118%	115%	119%	121%	109%	104%	101%
Asia Pacific	151%	152%	147%	134%	111%	87%	80%	51%
TOTAL	130%	127%	123%	123%	118%	101%	97%	89%

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212

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Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit https://www.globalblue.com/about-us/media

Global Blue Monthly Speaker Notes Data, December 2023, Source: Global Blue

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